EXPENSE LIMITATION AGREEMENT

This Agreement is made by and between RBC Funds Trust, a Delaware statutory trust (the “Trust”) on behalf of each of its series as listed on Schedule A (each a “Fund” or collectively, “Funds”) and RBC Global Asset Management (U.S.) Inc., a Minnesota corporation (“RBC GAM”), effective March ___, 2011.

R E C I T A LS

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, the Trust and RBC GAM have entered into an Investment Advisory Agreement dated March ____, 2011 (the “Advisory Agreement”) and Administrative Services Agreement dated August 31, 2006, as amended on September 27, 2010 (the “Administrative Services Agreement”) pursuant to which RBC GAM provides services to the Trust; and

WHEREAS, the parties have determined that it is appropriate and in the best interests of the Trust and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may otherwise be subject.

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.           Expense Limitation.

1.1  Fund Operating Expenses; Excess Amount.  To the extent that the “Annual Fund Operating Expenses” (within the meaning of Item 3 of Form N-1A) incurred by each Fund in any fiscal year, but excluding extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification and other expenses not incurred in the ordinary course of  each Fund’s business ("Fund Operating Expenses"), exceed the Operating Expense Limit (as defined in Section 1.2 below), RBC GAM shall be obligated to reimburse each Fund for such excess amount (the "Excess Amount").

1.2.  Operating Expense Limit.  The Operating Expense Limit in any fiscal year with respect to each Fund shall be the amount, expressed as a percentage of the average daily net assets of each Fund, set forth in Schedule A.

1.3.  Method of Computation.  To determine RBC GAM’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for each Fund shall be annualized.  If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit for the Fund, RBC GAM shall remit to the respective Fund an amount that, together with any offset of waived or reduced advisory or administrative services fees, is sufficient to pay that day's Excess Amount.  Each Fund may offset amounts owed to the Fund pursuant to this Agreement against the fees payable to RBC GAM pursuant to the Advisory Agreement or the Administrative Services Agreement.

1.4.  Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by RBC GAM to the respective Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.           Term and Termination of Agreement.  This Agreement shall continue in effect with respect to each Fund until November 22, 2012.  Thereafter, this Agreement shall continue for successive periods of one year unless terminated by either party at any time, without the payment of any penalty.  In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement or the Administrative Services Agreement, unless such termination occurs in connection with a transfer of a relationship to an affiliate of RBC GAM.

3.           Notice.  Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

4.           Interpretation; Governing Law.  This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act.  To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control.  The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

5.           Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties.

6.           Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all previous agreements and/or understandings of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the date first written above.

RBC FUNDS TRUST, on behalf of
each Fund listed on Schedule A

By:  _________________________________
Name:
Title:

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

By:  _________________________________
Name:
Title:

Schedule A

Name of Fund	Operating Expense Limit
RBC U.S. PRiSM 1 Fund	0.0%
RBC U.S. PRiSM 2 Fund	0.0%
RBC U.S. PRiSM 3 Fund	0.0%
RBC U.S. Inflation-Linked Fund	0.0%
RBC U.S. Long Corporate Fund	0.0%
RBC U.S. Investment Grade Corporate Fund	0.0%
RBC U.S. Securitized Asset Fund	0.0%
RBC U.S. High Yield Corporate Fund	0.0%